UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Dover Saddlery, Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

260412101

(CUSIP Number)

Copies to:

Donald Steiner

Managing Partner

Webster Capital III, L.P.

950 Winter Street, #4200

Waltham, MA 02451

Telephone: (781) 419-1515

Copies to:

John R. LeClaire, Esq.

Jared G. Jensen, Esq.

Goodwin Procter LLP

53 State Street

Boston, MA 02109

Telephone: (617) 570-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 23, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. [260412101]		13D

1	Names of Reporting Persons DOVER SADDLERY HOLDINGS, INC.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 1,382,414(1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 25.6%(1)

14	Type of Reporting Person CO

(1)              An aggregate of 1,382,414 shares of Dover Saddlery, Inc. (the “Issuer”) common stock are subject to Support Agreements, each dated as of April 13, 2015 (the “Support Agreements”) entered into by Dover Saddlery Holdings, Inc., a Delaware corporation, Dover Saddlery Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent, and Stephen Day, Jonathan Grylls, James Powers and David Powers, respectively (each a “Supporting Stockholder”, discussed in Items 3 and 4 below) representing shares beneficially owned by the Supporting Stockholders. Webster expressly disclaims beneficial ownership of any shares of Issuer common stock covered by the Support Agreements. Based on the number of shares of Issuer common stock outstanding as of April 13, 2015 (as represented by the Issuer in the Merger Agreement discussed in Items 3 and 4), the aggregate number of shares of Issuer common stock covered by the Support Agreements represents approximately 25.6% of the outstanding Issuer common stock.

CUSIP No. [260412101]		13D

1	Names of Reporting Persons DOVER SADDLERY MERGER SUB, INC.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 1,382,414(2)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0(2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 25.6%(2)

14	Type of Reporting Person CO

(2)              An aggregate of 1,382,414 shares of Dover Saddlery, Inc. (the “Issuer”) common stock are subject to Support Agreements, each dated as of April 13, 2015 (the “Support Agreements”) entered into by Dover Saddlery Holdings, Inc., a Delaware corporation, Dover Saddlery Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent, and Steven Day, Jonathan Grylls, James Powers and David Powers, respectively (each a “Supporting Stockholder”, discussed in Items 3 and 4 below) representing shares beneficially owned by the Supporting Stockholders. Webster expressly disclaims beneficial ownership of any shares of Issuer common stock covered by the Support Agreements. Based on the number of shares of Issuer common stock outstanding as of April 13, 2015 (as represented by the Issuer in the Merger Agreement discussed in Items 3 and 4), the aggregate number of shares of Issuer common stock covered by the Support Agreements represents approximately 25.6% of the outstanding Issuer common stock.

Item 1.	Security and Issuer

This statement relates to the Common Stock, par value $0.0001 (the “Shares”), issued by Dover Saddlery, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 525 Great Road, Littleton, MA 01460.

Item 2.	Identity and Background

This statement is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Dover Saddlery Holdings, Inc., a Delaware corporation (“Holdings”), Dover Saddlery Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Holdings (“Merger Sub” and, together with Holdings, the “Reporting Persons”). The address of the principal executive office of the Reporting Persons is 950 Winter Street, #4200, Waltham, MA 02451.  Holdings is a wholly-owned subsidiary of Webster Capital III, L.P., Webster provides equity financing, expertise and a broad contact network for management buyouts and growth capital.  Webster is a preferred partner for well-managed smaller companies with unrealized growth potential. The Webster Team works closely with ownership and management to effect a smooth transition and to achieve growth while maintaining company values and culture.

Holdings is a Delaware corporation incorporated in March 2015 and, to date, has engaged in no activities other than those incident to its formation and to the Merger (as defined below).  Holdings is a wholly owned subsidiary of Webster.

Merger Sub is a Delaware corporation incorporated in March 2015 and, to date, has engaged in no activities other than those incident to its formation and to the Merger (as defined below).  Merger Sub is a wholly owned subsidiary of Holdings.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer (including a director and officer who may be a controlling person) of the Reporting Persons is set forth on Schedule A.

During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A attached hereto have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The total amount of funds required by the Reporting Persons to consummate the Merger (as defined below) and purchase all of the outstanding shares of Common Stock in the Merger and provide funding in connection with the Merger is approximately $52 million, plus related fees and expenses. The Reporting Persons expect to fund these payments using cash on hand.

The information set forth or incorporated by reference in Item 4 is incorporated by reference in this Item 3.

Item 4.	Purpose of Transaction

As described in Item 3 above, this statement is being filed in connection with the Merger Agreement and the Support Agreements.

On April 13, 2015, Holdings, Merger Sub and Dover Saddlery, Inc., a Delaware corporation (the “Issuer”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Merger Sub will merge with and into the Issuer, the separate corporate existence of Merger Sub will cease and the Issuer will continue its corporate existence under Delaware law as the surviving corporation (the “Merger”).  In connection with the Merger, Holdings will purchase from the Issuer’s stockholders all of the issued and outstanding shares of common stock, par value $0.0001 per share (“Shares”), at a price per share equal to $8.50 (the “Offer Price”).

The obligation of Holdings and Merger Sub to consummate the Merger is subject to the condition that the Company obtain the affirmative vote of the holders of at least a majority of the outstanding shares of Common Stock.  Upon the consummation of the Merger (the “Effective Time”), each Share will be converted into the right to receive the Offer Price, without interest.

Each unvested option of the Issuer (“Issuer Options”) that is outstanding as of immediately prior to the Effective Time will be accelerated and become fully vested and exercisable immediately prior to the Effective Time, and each Issuer Option that is then outstanding and unexercised will be cancelled and converted into the right to receive an amount in cash equal to the product of (i) the total number of Shares subject to such fully vested Issuer Option immediately prior to the Effective Time multiplied by (ii) the excess, if any, of (x) the Offer Price over (y) the exercise price payable per Share under such Issuer Option, less any applicable withholding taxes.

As an inducement to enter into the Merger Agreement, and in consideration thereof, Holdings and Merger Sub entered into a Support Agreement with each of Stephen Day, Jonathan Grylls, James Powers and David Powers (each a “Supporting Stockholder”), and dated as of the date of the Merger Agreement (the “Support Agreements”).

None of the Reporting Persons paid any consideration to the Supporting Stockholders in connection with the execution and delivery of the Support Agreements.

The following is a summary of the material provisions of the Support Agreements (as defined below) and is qualified in its entirety by reference to the Support Agreements.

Concurrently with entering into the Merger Agreement, the Supporting Stockholders entered into the Support Agreements with Holdings and Merger Sub, pursuant to which each such Supporting Stockholder agreed, among other things, to vote his shares as follows:

1.              in favor of (i) the Merger, the execution and delivery by the Issuer of the Merger Agreement and the adoption and approval of the Merger Agreement and the terms thereof and (ii) each of the other Transactions (as defined in Merger Agreement);

2.              against any action or agreement that would reasonably be expected to result in a breach of any representation, warranty, covenant or obligation of (i) the Issuer in the Merger Agreement or (ii) stockholder under the Support Agreements; and

3.              against the following actions (other than (x) the Merger and the other Transactions, or (y) an Excepted Superior Proposal (as defined in the Support Agreement): (i) any Acquisition Proposal (as defined in the Merger Agreement) and any action in furtherance of any Acquisition Proposal; (ii) any amendment to the Issuer’s certificate of incorporation or bylaws; (iii) any change in the capitalization of the Issuer or the Issuer’s corporate structure; and (iv) any other action which would reasonably be expected to, or is intended to, impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other Transactions, the Merger Agreement or the Support Agreements.

As of April 13, 2015, the Supporting Stockholders collectively beneficially owned, in the aggregate, 1,382,414 Shares (or approximately 25.6% of all Shares outstanding as of April 13, 2015) and all additional Shares that are deemed outstanding for purposes of calculating the Supporting Stockholders’ percentage ownership in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act as of April 13, 2015).

Shared voting power with respect to the Shares owned by the Supporting Stockholders may be deemed to have been acquired through execution of the Support Agreements. The Reporting Persons have not expended any funds in connection with the execution of the Support Agreement.

Schedule B attached hereto contains the names and number of Shares beneficially held by each Supporting Stockholder.

The purpose of the Support Agreements is to facilitate the consummation of the transactions contemplated by the Merger Agreement, including the Merger.  Following the Merger, the Shares will no longer be traded on the Nasdaq Global Market, there will be no public market for the Shares, and registration of the Shares under the Exchange Act will be terminated.

Except as set forth in this Statement and in connection with the Merger described above, the Reporting Persons do not have any plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The foregoing descriptions of the Merger Agreement and the Support Agreements do not purport to be complete and are qualified in their entirety by reference to such agreements. A copy of the Merger Agreement is attached as Exhibit 2.1 to the Form 8-K filed with the Securities and Exchange Commission on April 13, 2015.

Item 5.	Interest in Securities of the Issuer

(a) and (b) Other than those Shares that may be deemed to be beneficially owned in connection with the Support Agreements, the Reporting Persons have not acquired and, for the purposes of Rule 13d-4 promulgated under the Exchange Act, do not beneficially own any Shares.

As a result of the Support Agreements, the Reporting Persons may be deemed to have the power to vote up to an aggregate of 1,382,414 Shares against certain matters set forth in Item 4 above, and thus, for the purpose of Rule 13d-3 promulgated under the Exchange Act, the Reporting Persons may each be deemed to be the beneficial owner of an aggregate of 1,382,414  Shares. All Shares that may be deemed to be beneficially owned by the Reporting Persons constitute approximately 25.6% of the issued and outstanding Shares as of April 13, 2015.

The Reporting Persons are not entitled to any rights as stockholders of the Issuer as to the Shares covered by the Support Agreements, except as otherwise expressly provided in the Support Agreements. This Schedule 13D shall not be construed as an admission by the Reporting Persons that the Reporting Persons are, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owners of any shares of Issuer common stock covered by the Support Agreements.

Except as set forth in this Item 5(a), none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons named in Schedule A hereto beneficially own any Shares.

(c) Except for the Merger Agreement and the Support Agreements described above, to the knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Schedule A or Item 5(a).

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the Merger Agreement and the Support Agreements described above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the persons named in Item 2 or between such persons and any other person, with respect to any securities of Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	Material to be Filed as Exhibits

2.1

Agreement and Plan of Merger, dated as of April 13, 2015, by and among Dover Saddlery Holdings, Inc., Dover Saddlery Merger Sub, Inc. and Dover Saddlery, Inc. (incorporated by reference to Exhibit 2.1 to Dover Saddlery’s Current Report on Form 8-K filed with the SEC on April 14, 2014).

2.2	Support Agreement, dated as of April 13, 2015, by and among Dover Saddlery Holdings, Inc., Dover Saddlery Merger Sub, Inc. and Stephen Day.

2.3	Support Agreement, dated as of April 13, 2015, by and among Dover Saddlery Holdings, Inc., Dover Saddlery Merger Sub, Inc. and Jonathan Grylls.

2.4	Support Agreement, dated as of April 13, 2015, by and among Dover Saddlery Holdings, Inc., Dover Saddlery Merger Sub, Inc. and James Powers.

2.5	Support Agreement, dated as of April 13, 2015, by and among Dover Saddlery Holdings, Inc., Dover Saddlery Merger Sub, Inc. and David Powers.

99.1	Joint Filing Agreement, dated as of April 23, 2015, by and between Dover Saddlery Holdings, Inc. and Dover Saddlery Merger Sub, Inc.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 23, 2015	DOVER SADDLERY HOLDINGS, INC.

/s/ Donald Steiner
Name: Donald Steiner
Title: President

Date: April 23, 2015	DOVER SADDLERY MERGER SUB, INC.

/s/ Donald Steiner
Name: Donald Steiner
Title: President

SCHEDULE A

1.              Dover Saddlery Holdings, Inc.

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Holdings are set forth below. If no business address is given, the director’s or executive officer’s business address is 950 Winter Street, Suite 4200, Waltham, MA 02451. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Name	Present Principal Occupation Including Name and Address of Employer
Directors

Donald Steiner	Director, Chief Executive Officer, President and Chairman of Holdings; Managing Director of Webster

Alicia Alexander	Director, Treasurer and Secretary of Holdings; Senior Associate of Webster

2.              Dover Saddlery Merger Sub, Inc.

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Merger Sub are set forth below. If no business address is given, the director’s or executive officer’s business address is 950 Winter Street, Suite 4200, Waltham, MA 02451. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Name	Present Principal Occupation Including Name and Address of Employer
Directors

Donald Steiner	Director, Chief Executive Officer, President and Chairman of Holdings; Managing Director of Webster

Alicia Alexander	Director, Treasurer and Secretary of Holdings; Senior Associate of Webster

SCHEDULE B

Stockholder	Shares Beneficially Owned (1)(2)
Stephen Day	614,744
Jonathan Grylls	179,000
James Powers	294,335
David Powers	294,335

(1)	As of April 13, 2015, as provided by the Issuer.
(2)

The calculation of beneficial ownership of each of the listed individuals includes all additional Shares of which Supporting Stockholder acquires ownership during the period ending on the earlier of (i) the date upon which the Merger Agreement is validly terminated in accordance with its terms or (ii) the date upon which the Merger (as defined in the Merger Agreement) becomes effective.